UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 34872 / March 30, 2023

In the Matter of:

PGIM Private Real Estate Fund, Inc.
PGIM, Inc.
PGIM Investments LLC
PGIM Private Credit Fund
PGIM Real Estate U.S. Core Debt Fund, L.P.
PGIM Real Estate U.S. Debt Fund LP
PGIM Real Estate U.S. Impact Value Partners LP
PGIM Retirement Real Estate Fund II LP
PRISA LP
PRISA II LP
PRISA III Fund LP
Senior Housing Partnership Fund VI LP
PGIM Senior Loan Opportunities (Levered) I, L.P.
PGIM Senior Loan Opportunities I, L.P.
PGIM Senior Loan Opportunities (Parallel Fund) I, L.P.
PSLO I US Investors Levered Debt SPV LLC
PGIM US Investors / Non-US Senior Debt Levered I Fund
PGIM US Investors / Non-US Senior Debt Levered I Supplemental Fund
PGIM Senior Loan Opportunities Management Fund I, L.P.
PGIM US Investors / Non-US Senior Debt I Fund
PGIM Senior Debt I Management Fund
PGIM Senior Loan Opportunities I Co-Investment II, L.P.
PGIM Non-US Investors / Non-US Senior Debt I Fund A
PGIM Non-US Investors / US Senior Debt I Fund A
PGIM Senior Loan Opportunities I Co-Investment I, L.P.
PGIM Senior Loan Opportunities (Parallel Fund) II, L.P.
PGIM Non-US Investors / US Senior Debt I Fund
PGIM Non-US Investors / Non-US Senior Debt I Fund
PGIM Private Capital Fund (Ireland) ICAV
Private Placement Trust Investors, LLC
PGIM Global Investors/Global Senior Debt II Fund
PRIVEST
PRIVEST PLUS
PGIM Infrastructure Debt Fund
Gibraltar Universal Life Reinsurance Company
PRUCO Life Insurance Company

PRUCO Life Insurance Company of New Jersey
Prudential Annuities Life Assurance Corporation
Prudential Arizona Reinsurance Captive Company
Prudential Arizona Reinsurance Term Company
Prudential Arizona Reinsurance Universal Company
Prudential Legacy Insurance Company of New Jersey
Prudential Term Reinsurance Company
Prudential Universal Reinsurance Company
Universal Prudential Arizona Reinsurance Company
PAR U Hartford Life & Annuity Comfort Trust
PAR U Hartford Life Insurance Comfort Trust
PICA Hartford Life & Accident Comfort Trust
PICA Hartford Life & Annuity Comfort Trust
PICA Hartford Life Insurance Comfort Trust
PRUCO Reinsurance Ltd.
The Gibraltar Life Insurance Co. Ltd.
The Prudential Life Insurance Company, Ltd.
Gibraltar Reinsurance Company Ltd.
PGIM Warehouse, Inc.
Dryden Arizona Reinsurance Term Company
Lotus Reinsurance Company Ltd.
The Prudential Insurance Company of America

655 Broad Street
Newark, NJ 07102

(File No. 812-15325)

ORDER UNDER SECTIONS 17(d) and 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE ACT

PGIM Private Real Estate Fund, Inc., et al. filed an application on April 22, 2022, and amendments to the application on November 1, 2022 and February 3, 2023, requesting an order under sections 17(d) and 57(i) of the Investment Company Act of 1940 (the "Act") and rule 17d-1 under the Act that would permit certain joint transactions otherwise prohibited by sections 17(d) and 57(a)(4) of the Act and rule 17d-1 under the Act. The order would permit certain business development companies and registered closed-end management investment companies (collectively, the "Regulated Funds") to co-invest in portfolio companies with each other and with certain affiliated investment entities.

On March 3, 2023, a notice of the filing of the application was issued (Investment Company Act Release No. 34845). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that participation by the Regulated Funds in the proposed transactions is consistent with the provisions, policies and purposes of the Act and is on a basis no less advantageous than that of other participants.

Accordingly,

IT IS ORDERED, under sections 17(d) and 57(i) of the Act and rule 17d-1 under the Act, that the relief requested by PGIM Private Real Estate Fund, Inc., et al. (File No. 812-15325) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood
Assistant Secretary